

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 23, 2010

William E. Crenshaw
Chief Executive Officer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, Florida 33811

> **Re:** **Publix Super Markets, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2010**
> **File No. 000-00981**

Dear Mr. Crenshaw:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2010

Item 1. Business, page 1

1. Please expand your disclosure regarding the business conducted and properties utilized by the company to provide separate information for each of the lines of business in which you operate, including convenience stores, liquor stores and restaurants.

2. Please disclose the year in which you were organized. Refer to Item 101(a)(1) of Regulation S-K.

3. Please confirm that the reason you did not provide any disclosure regarding the importance, duration and effect of patents, trademarks, licenses, franchises and concessions is because they are not material to your business. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Item 1A. Risk Factors, page 2

4. Please delete the last sentence of the first paragraph in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 13

5. Please expand your disclosure to discuss the business reasons for the changes in gross profit, operating and administrative expenses, investment income, and income taxes that occurred between fiscal years 2008 and 2007. In addition, please discuss the business reasons for the changes in net earnings between fiscal years 2009 and 2008, and between fiscal years 2008 and 2007.

Item 14. Exhibits, Financial Statement Schedules, page 43

6. Please file as exhibits any agreements evidencing your purchase of food products from Alma Food Imports, Inc., as well as the trade letters of credit and standby letters of credit that support certain of your purchase obligations, or tell us why you are not required to do so. In this regard, we note that your agreement with Alma Food Imports, Inc. represents a related party transaction.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 4

Board Leadership Structure and Role in Risk Oversight, page 4

7. We note that you determined your current leadership structure after considering "factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors." Please revise your disclosure to explain how

these factors influenced your decision to separate the positions of Chairman of the Board and Chief Executive Officer.

Compensation Committee Interlocks and Insider Participation, page 6

8. Please confirm that, in addition to the relationships addressed by your current disclosure, there are no interlocks of the executive officers of the company serving on the board of directors of another entity which has an executive officer serving on your compensation committee, and revise your disclosure accordingly.

Executive Compensation, page 9

General

9. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 9

Components of Executive Compensation, page 10

Incentive Bonus Plan, page 10

10. Please revise your disclosure to quantify the target sales and profit goals for 2009 and the level at which those targets and goals were met. Refer to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director